Exhibit 99.1

VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
NOTICE OF ANNUAL GENERAL MEETING
To be held on November 11, 2011
NOTICE IS HEREBY GIVEN that an annual general meeting of VanceInfo Technologies Inc. (the “Company”) will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on Friday, November 11, 2011 at 1:00 PM (Beijing time, or 0:00 AM EST), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:
ORDINARY RESOLUTIONS
1. Re-election of Mr. Chris Shuning Chen as a Class A director of the Company;
2. Re-election of Mr. David Lifeng Chen as a Class A director of the Company;
3. Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee agreed by the directors;
4. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011 at a fee agreed by the directors;
5. Ratification of inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report; and
6. Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.
The Board of Directors of the Company has fixed the close of business on October 11, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.
Please refer to the proxy form, which is attached to and made a part of this notice. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the attached proxy form by 1:00 PM on November 9, 2011 (Beijing time, or 0:00 AM EST), failing which the proxy will not be valid. The grant of a proxy does not prevent you from attending the annual general meeting and voting in person.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the annual general meeting and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.
Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@vanceinfo.com; (2) notify the Company of your e-mail address by sending your request to ir@vanceinfo.com and a soft copy will be sent to your e-mail address provided; and (3) view the annual report at the Company’s website at http://ir.vanceinfo.com/phoenix.zhtml?c=217590&p=irol-reportsAnnual.
By Order of the Board of Directors of VanceInfo Technologies Inc.
/s/Chris Shuning Chen
Chris Shuning Chen
Chairman
Beijing, PRC
October 1, 2011
Executive Office:
3/F, Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193,
People’s Republic of China
Registered Office:
Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681, George Town, Grand Cayman,
KY1-1111, Cayman Islands